SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

               -----------------------------------

                            FORM 11-K


(Mark One)

       [ X ]      ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the Fiscal Year ended March 30, 1997

                                     OR

       [   ]      TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from _______ to _________

                      Commission file number 0-10180



                   COMPUTER ASSOCIATES SAVINGS HARVEST PLAN
                          (Full title of the Plan)


                    Computer Associates International, Inc.
                        One Computer Associates Plaza
                          Islandia, NY 11788-7000

   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ITEM 1. Financial Statements and Exhibits.

   (a) The financial statements filed herewith consist of the following:

Report of Independent Auditors                                    F-1

Statement of Net Assets Available for Benefits
 March 30, 1997 and 1996                                          F-2

Statements of Changes in Net Assets Available for
 Benefits Years Ended March 30, 1997 and 1996                     F-4

Notes to Financial Statements - March 30, 1997                    F-6

ITEM 27a - Schedule of Assets Held for Investment purposes
 as of March 30, 1997                                             F-13

ITEM 27d - Schedule of Reportable Transactions as of
 March 30, 1997                                                   F-14

   (b) The exhibits filed in connection with this Annual Report are as follows:

       Exhibit Number                   Document

       Exhibit 23(a)                    Consent of Ernst & Young

                          SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee (who administer the Computer Associates Savings Harvest Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                          COMPUTER ASSOCIATES
                                          SAVINGS HARVEST PLAN


Date:	September 25, 1996                  By:/s/Peter Schwartz
                                            ------------------
                                                Peter Schwartz
                                                Member, Plan Committee

                 Financial Statements and Schedules

              Computer Associates Savings Harvest Plan

                 Years ended March 30, 1997 and 1996
                 with Report of Independent Auditors



              Computer Associates Savings Harvest Plan

                Financial Statements and Schedules

                Years ended March 30, 1997 and 1996



                                Contents
Report of Independent Auditors                                  1

Financial Statements

Statements of Net Assets Available for Benefits                 2
Statements of Changes in Net Assets Available for Benefits      4
Notes to Financial Statements                                   6

Schedules

Item 27(a) - Schedule of Assets Held for Investment Purposes   13
Item 27(d) - Schedule of Reportable Transactions               14




                             Schedules

                    Report of Independent Auditors

Administrative Committee
Computer Associates Savings Harvest Plan

We have audited the accompanying statements of net assets available for benefits of Computer Associates Savings Harvest Plan as of March 30, 1997 and 1996, and the related statements of changes in net assets available for the benefits for the years then ended. These financial statements are the responsibility of the Plans management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Computer Associates Savings Harvest Plan at March 30, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules 27(a) schedule of assets held for investment purposes as of March 30, 1997 and 27(d) schedule of reportable transactions for the year ended March 30, 1997, are presented for purposes of complying with the Department of Labors Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 financial statements taken as a whole.


September 15, 1997



                  Computer Associates Savings Harvest Plan

                Statement of Net Assets Available for Benefits

                               March 30, 1997






                                                   U.S. Equity              Growth and    Computer    Retirement
                          Intermediate  Puritan      Index      Magellan     Income      Associates  Money Market Participant
               Total       Bond Fund      Fund      Portfolio     Fund       Portfolio   Stock Fund   Portfolio   Loans Fund
             ----------------------------------------------------------------------------------------------------------------
Assets
Investments,
 at fair
 value         $345,246,903 $17,230,435 $44,659,246 $26,241,453 $32,326,423 $33,061,068 $153,194,518 $38,533,760
Loans
receivable from
 employees        9,748,596                                                                                       $9,748,596
Contributions
 receivable:
  Computer
  Associates
  International
  Inc.           11,592,381                                                               11,592,381
             ----------------------------------------------------------------------------------------------------------------
Total assets    366,587,880  17,230,435  44,659,246  26,241,453  32,326,423  33,061,068  164,786,899  38,533,760   9,748,596
             ----------------------------------------------------------------------------------------------------------------
Net assets
 available
 for benefits  $366,587,880 $17,230,435 $44,659,246 $26,241,453 $32,326,423 $33,061,068 $164,786,899 $38,533,760  $9,748,596
             ================================================================================================================




See accompanying notes.


                Computer Associates Savings Harvest Plan

             Statement of Net Assets Available for Benefits

                            March 30, 1996







                                                   U.S. Equity              Growth and    Computer    Retirement
                          Intermediate  Puritan      Index      Magellan     Income      Associates  Money Market Participant
               Total       Bond Fund     Fund      Portfolio      Fund       Portfolio   Stock Fund   Portfolio   Loans Fund
             ----------------------------------------------------------------------------------------------------------------
Assets
Investments,
 at fair
 value         $398,299,929 $22,818,847 $53,919,515 $20,922,304 $52,694,872 $26,850,494 $162,934,025 $58,159,872
Loans
receivable from
 employees        9,590,175                                                                                       $9,590,175
Contributions
 receivable:
  Computer
  Associates
  International
  Inc.           16,529,376                                                               16,529,364          12
             ----------------------------------------------------------------------------------------------------------------
Total assets    424,419,480  22,818,847  53,919,515  20,922,304  52,694,872  26,850,494  179,463,389  58,159,884   9,590,175
             ----------------------------------------------------------------------------------------------------------------
Net assets
 available
 for benefits  $424,419,480 $22,818,847 $53,919,515 $20,922,304 $52,694,872 $26,850,494 $179,463,389 $58,159,884  $9,590,175
             ================================================================================================================





See accompanying notes.


                  Computer Associates Savings Harvest Plan

           Statement of Changes in Net Assets Available for Benefits

                        Year ended March 30, 1997







                                                   U.S. Equity              Growth and    Computer    Retirement
                          Intermediate  Puritan      Index      Magellan     Income      Associates  Money Market Participant
               Total       Bond Fund     Fund      Portfolio      Fund       Portfolio   Stock Fund   Portfolio   Loans Fund
             ----------------------------------------------------------------------------------------------------------------
Additions
Contributions:
 Computer
 Associates
 International,
 Inc.          $ 11,628,366 $   290,866 $   649,514 $   416,269 $   810,130 $    701,164 $ 13,022,371 $ (4,261,948)$
Employees         8,189,022   1,010,009   2,386,412   1,722,230   3,166,087    2,927,345    6,060,440   (9,083,501)
Interest income
from investment  21,286,436   1,412,399   6,279,134     726,820   8,069,690    1,768,975      253,100    2,776,318
Net realized
 and unrealized
 appreciation
 (depreciation)
 in fair value
 of investments (27,891,719)   (479,381)   (544,902)  3,594,830  (4,215,570)   2,691,058  (28,937,754)
Transfer from
 other plans        466,518                                                                               419,679      46,839
             ----------------------------------------------------------------------------------------------------------------
Total additions  13,678,623   2,233,893   8,770,158   6,460,149   7,830,337    8,088,542  ( 9,601,843)(10,149,452)     46,839

Deductions
Withdrawals and
distributions   (71,383,710) (4,109,393)(11,820,192) (3,522,806)(14,233,903)  (6,445,344) (16,531,198)(13,644,033) (1,076,841)
Interfund
 transfers, net              (3,708,852) (6,203,974)  2,382,713 (13,962,939)   4,570,344   11,460,486   4,273,799   1,188,423
Administrative
 expenses          (126,513)     (4,060)     (6,261)       (907)     (1,944)      (2,968)      (3,935)   (106,438)
             ----------------------------------------------------------------------------------------------------------------
Total
 (deductions)
  additions     (71,510,223) (7,822,305)(18,030,427) (1,141,000)(28,198,786)  (1,877,968)  (5,074,647) (9,476,672)    111,582
             ================================================================================================================

Net additions
 (deductions)   (57,831,600) (5,588,412)( 9,260,269)  5,319,149 (20,368,449)   6,210,574  (14,676,490)(19,626,124)    158,421
Net assets
 available
 for benefits
 at beginning
 of year        424,419,480  22,818,847  53,919,515  20,922,304  52,694,872   26,850,494  179,463,389  58,159,884   9,590,175
             ----------------------------------------------------------------------------------------------------------------
Net assets
 available
 for benefits
 at end of
 year          $366,587,880 $17,230,435 $44,659,246 $26,241,453 $32,326,423 $ 33,061,068 $164,786,899 $38,533,760	 $9,748,596
             ================================================================================================================




See accompanying notes.


                  Computer Associates Savings Harvest Plan

           Statement of Changes in Net Assets Available for Benefits

                        Year ended March 30, 1996







                                                   U.S. Equity              Growth and    Computer    Retirement
                          Intermediate  Puritan      Index      Magellan     Income      Associates  Money Market Participant
               Total       Bond Fund     Fund      Portfolio      Fund       Portfolio   Stock Fund   Portfolio   Loans Fund
             ----------------------------------------------------------------------------------------------------------------
Additions
Contributions:
 Computer
 Associates
 International,
 Inc.          $ 19,790,229 $   381,171 $   767,204 $   342,398 $   943,182 $    603,760 $ 17,518,295 $ (  765,781)$
Employees        35,861,049   1,346,484   2,805,215   1,396,309   4,004,080    2,478,992    4,344,268   19,485,701
Interest income
from investment  11,951,440   1,459,072   2,900,995     550,506   3,432,148    1,229,913      247,958    2,130,848
Net realized
 and unrealized
 appreciation
 in fair value
 of investments  95,412,986     217,078   6,437,803   4,150,264   4,614,843    4,519,934   75,473,064
Transfer from
 other plans     44,722,875   4,386,601  11,665,316              19,534,997                              7,444,453  1,691,508
             ----------------------------------------------------------------------------------------------------------------
Total additions 207,738,579   7,790,406  24,576,533   6,439,477  32,529,250    8,832,599   97,583,585   28,295,221  1,691,508

Deductions
Withdrawals and
distributions   (27,740,675) (1,686,679)( 4,190,512) (1,104,688)( 5,183,540)  (1,835,053) ( 5,888,672)( 6,951,273) (  900,258)
Interfund
 transfers, net              (2,684,749) (7,330,389)  1,834,083   1,220,019    5,630,115  ( 6,542,772)  6,730,663   1,143,030
Administrative
 expenses          (181,211)     (5,182)     (7,419)       (584)     (1,514)      (2,660)      (3,168)   (160,684)
             ----------------------------------------------------------------------------------------------------------------
Total
 (deductions)
  additions     (27,921,886) (4,376,610)(11,528,320)    728,811 ( 3,965,035)   3,792,402  (12,434,612) (  381,294)   242,772
             ================================================================================================================

Net additions   179,816,693   3,413,796  13,048,213   7,168,288  28,564,215   12,625,001   85,148,973  27,913,927  1,934,280
Net assets
 available
 for benefits
 at beginning
 of year        244,602,787  19,405,051  40,871,302  13,754,016  24,130,657   14,225,493   94,314,416  30,245,957   7,655,895
             ----------------------------------------------------------------------------------------------------------------
Net assets
 available
 for benefits
 at end of
 year          $424,419,480 $22,818,847 $53,919,515 $20,922,304 $52,694,872 $ 26,850,494 $179,463,389 $58,159,884	 $9,590,175
             ================================================================================================================




See accompanying notes.

               Computer Associates Savings Harvest Plan

                    Notes to Financial Statements

                            March 30, 1997

1. Description of the Plan

General

The following description of the Computer Associates Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plans provisions.

The Plan is a defined contribution plan covering all eligible salaried employees. The Plan has been amended to allow an employee to participate in the Plan with respect to employee contributions as of the first of the month following date of hire. This change was effective November 1, 1995. Eligibility with respect to employer matching and discretionary contributions occurs in the month following completion of one full year of service to Computer Associates International, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As a result of an acquisition by the Plan sponsor, the assets of the Preferred Systems, Inc. 401(k) Savings Plan were transferred into the Plan during the Plan year ended March 30, 1997. Substantially all the assets of the Legent Retirement Security were transferred into the Plan during the Plan year end March 30, 1996, with the remaining assets being transferred into the Plan during the Plan year ended March 30, 1997. The Plan sponsor also acquired Cheyenne Software, Inc. during the plan year ended March 30, 1997, however the assets of the Cheyenne Software, Inc. 401(k) Plan were not transferred into the Plan until the first quarter of the 1998 Plan year. The Plan has been amended for these acquisitions.

Contributions

During each payroll period, Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 15%. Each participant can change this election at any time but not more than once quarterly.

To comply with the Tax Reform Act of 1986, pre-tax contributions elected by any participant may not exceed $9,500 and $9,240 for the calendar years ended December 31, 1996 and 1995, respectively. Participants may contribute on an after-tax basis as well.

               Computer Associates Savings Harvest Plan

1. Description of the Plan (continued)

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participants contribution up to a maximum of 2.5% of the participants base compensation. (Contributions are subject to certain IRS limitations).The matching contributions for the years ended March 30, 1997 and 1996 were $4,946,628 and $4,543,334, respectively. During the 1997 Plan year, substantially all matching contributions were funded from Plan forfeitures.

In addition to its matching contribution, the Company may contribute to the Plan on behalf of eligible participants, a discretionary contribution in an amount that the Board of Directors of the Company may, in its sole discretion, determine. The discretionary contributions for the years ended March 30, 1997 and 1996 were $15,592,381 and $16,529,376, respectively. The discretionary contribution is allocated to each participant generally in the same ratio that the participants base compensation for the Plan year bears to the base compensation of all participants for such Plan year. The discretionary contribution for the year ended March 30, 1997 was funded with $4,000,000 from Plan forfeitures and 263,463 common shares of the Company valued at $11,592,381. The Plan was amended during the year to allow for the use of forfeitures for company discretionary contributions. The discretionary contribution for the year ended March 30, 1996 included 228,385 common shares of the Company valued at $16,529,364.

Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participants balance invested therein. Such balance includes earnings and losses allocated to the participants accounts based upon the percentage investment of the account balance to the total fund balances.

                   Computer Associates Savings Harvest Plan

1. Description of the Plan (continued)

Vesting

The matching and discretionary contributions made by the Company vest as follows:

<3 years of service                                0% Vested
>3 but <4 years of service                        20% Vested
>4 but <5 years of service                        40% Vested
>5 but <6 years of service                        60% Vested
>6 but <7 years of service                        80% Vested
>7 years of service                              100% Vested

In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.

Investment Options

The assets of the Plan are invested by Fidelity in seven separate funds:

     Fidelity Intermediate Bond Fund, which invests in high and upper medium grade fixed income obligations with intermediate maturities.

     Fidelity Puritan Fund, which invests in a wide variety of securities of U.S. and foreign issuers, including some emerging markets.

     Fidelity Magellan Fund, which invests in common stock and securities convertible to common stock.

     Fidelity Growth and Income Portfolio, which invests in common stock, securities convertible to common stock, preferred stock and fixed income securities.

     U.S. Equity Index, which invests primarily in the common stock of the 500 companies that make up the S&Ps 500 index.

     Computer Associates Stock Fund, which is invested in the common stock of the Company.

                   Computer Associates Savings Harvest Plan

1. Description of the Plan (continued)

     Fidelity Retirement Money Market Portfolio, which invests in high quality, U.S. dollar denominated money market instruments.

Participants may direct future contributions or transfer their current investment balances between funds on a daily basis in increments of 1%. Effective May 1, 1997, the Company added the Fidelity Diversified International Fund to the investment options available to Plan participants. The Fidelity Diversified International Fund is invested primarily in stocks outside the United States that are included in the Morgan Stanley EAFE Index.

Payment of Benefits

The Plan provides for benefit distributions to Plan participants or their beneficiaries upon the participants retirement, termination of employment or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal provision criteria in the Plan and the approval of the Plan Committee.

Participant Loans Receivable

Any participant may take a loan from his/her account based upon certain provisions of the Plan being met. Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his beneficiaries may be entitled. Loans bear interest at market rates and are fixed at the time the loan is applied for. The rate at March 30, 1997 was 9.25%. All loans must be repaid in equal bimonthly installments. Loans generally extend from one to five years.

Expense Allocation

To the extent that the costs of recordkeeping and administration of the funds are not covered by Plan forfeitures, they are borne by the Plan sponsor, (the Company). Such costs for Plan years 1997 and 1996 were $98,002 and $152,711, respectively, and were covered by Plan forfeitures.

                   Computer Associates Savings Harvest Plan

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies

Valuation of Investments

Investments in Fidelity funds and Computer Associates Stock Fund are stated at fair value based upon quoted prices in published sources.

The realized net gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold. The unrealized net gain or loss is the difference between the fair value and the cost of investments for each year. These combined amounts are included in the statement of changes in net assets available for benefits.

                   Computer Associates Savings Harvest Plan

3. Investments

The following investments represent 5% or more of the Plans net assets at March 30, 1997, which are represented at fair value as determined by quoted market prices.


                                         Number
                                        of Units      Fair Value
                                        ------------------------
Intermediate Bond Fund                  1,740,448     $  17,230,435
Puritan Fund                            2,575,504        44,659,246
U.S. Equity Index Portfolio               952,849        26,241,453
Magellan Fund                             403,073        32,326,423
Growth and Income Portfolio             1,067,175        33,061,068
Computer Associates Stock Fund          4,166,291       153,194,518
Retirement Money Market Portfolio      38,533,760        38,533,760


4. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under
Section 401(a) of the Internal Revenue Code (the Code), and its related trust is therefore exempt from Federal income tax under Section 501 of the Code. The Plan was restated in its entirety effective March 31, 1992. The Company has received a favorable tax determination letter from the Internal Revenue Service dated June 12, 1995 and is in compliance with the Tax Reform Act of 1986. The Company is not aware of any course of action or series of events that might adversely affect the qualified status of the Plan.

                   Computer Associates Savings Harvest Plan

5. Reconciliation of Financial Statements to form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                          March
                                                         30,1997
                                                      -------------
Net assets available for benefits per the
 financial statements                                 $ 366,587,880
Amounts allocated to withdrawing participants             3,628,748
                                                      -------------
Net assets available for benefits per the Form 5500   $ 362,959,132
                                                      =============


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                      Year ended
                                                        March
                                                       30, 1997
                                                    -------------
Benefits paid to participants per the financial
 statements                                         $ 71,383,710
Add: Amounts allocated to withdrawing participants
 at March 30, 1997                                     3,628,748
Less: Amounts allocated to withdrawing participants
 at March 30, 1996                                     2,210,178
                                                    -------------
Benefits paid to participants per the form 5500     $ 72,802,280
                                                    =============

                               Schedules


                Computer Associates Savings Harvest Plan

    Item 27(a) Schedule of Assets Held for Investment Purposes

                           March 30, 1997


 Identity of Issue, Borrower,     Number                   Current
   Lessor or Similar Party       of Units      Cost         Value
---------------------------------------------------------------------
Fidelity Intermediate Bond Fund  1,740,448  $ 18,099,299 $ 17,230,435

Fidelity Puritan Fund            2,575,504    41,919,792   44,659,246

Fidelity U.S. Equity Index
 Portfolio                         952,848    20,008,262   26,241,453

Fidelity Magellan Fund             402,072    31,759,428   32,326,423

Fidelity Growth and Income
 Portfolio                       1,067,175    28,197,797   33,061,068

Fidelity Retirement Money
 Market Portfolio               38,533,760    38,533,760   38,533,760

Computer Associates Stock Fund   4,166,290   122,713,972  153,194,518

Participant Loans*                             9,748,596    9,748,596
                                            -------------------------
Total                                       $310,980,906 $354,995,499

*Details available upon request.


             Computer Associates Savings Harvest Plan

         Item 27(d) Schedule of Reportable Transactions

                   Year ended March 30, 1997






                                 Number of   Purchase    Number      Sales        Cost of       Net Gain
Identity of Party Involved       Purchases    Price     of Sales     Price        Assets         (Loss)
---------------------------------------------------------------------------------------------------------
Category (iii) a series of
 security transactions in
 excess of 5% of plan assets
Computer Associates Stock Fund   252       $219,829,909   251      $200,631,662  $168,960,371 $31,671,291
Magellan Fund                    251         27,234,423   247        43,387,302    44,217,773    (830,471)
Growth and Income Portfolio      252         35,893,420   243        32,373,904    30,484,011   1,889,893
Retirement Money Market
 Portfolio                       254        150,953,244   252       170,579,356   170,579,356
Puritan Fund                     249         18,315,441   236        27,030,808    25,729,708   1,301,100
U.S. Equity Index Portfolio      251         17,271,728   234        15,547,409    13,682,759   1,864,650



There were no category (i), (ii) or (iv) reportable transactions during the period ended March 30, 1997.
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